February 1, 2019

Badrinarayanan Kothandaraman
Chief Executive Officer
Enphase Energy, Inc.
47281 Bayside Parkway
Fremont, CA 94538

       Re: Enphase Energy, Inc.
           Registration Statement on Form S-3
           Filed December 13, 2018
           File No. 333-228775

Dear Mr. Kothandaraman:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tim Buchmiller at (202) 551-3635 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Electronics and Machinery
cc:    Michael Penney, Esq.